UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2025

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Resignation of Director

Wah Chee Lim resigned from the Board of Directors of WF Holding Limited (the “Company”), effective as of December 31, 2025. Mr. Lim’s decision to resign was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer

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